Exhibit 99.1

Westport Increases Revenue Expectations for Calendar 2011; Provides Revenue Outlook for Calendar 2012; and Announces Third Quarter and Year End Fiscal 2011 Conference Call for Wednesday, February 29, 2012

VANCOUVER, Feb. 21, 2012 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today announced it is revising its revenue expectations for the calendar year ended December 31, 2011 with consolidated revenue expected to be between $260 and $264 million. The increase from the Company's previous revenue expectation of approximately $240 to $250 million now represents more than 80% growth compared to Westport's reported consolidated revenue of $144.4 million for the year ended December 31, 2010. For the twelve months ended December 31, 2011, Westport expects to report a net loss per share between $1.26 and $1.28. For the three months ended December 31, 2011, Westport expects to report consolidated revenue of $96 to $100 million and a net loss per share between $0.30 and $0.32.

For the calendar year ended December 31, 2012, Westport expects year over year revenue growth of approximately 50%, with consolidated revenue expected to be between $400 and $425 million.

Westport will disclose its financial results for the third quarter and fiscal year 2011 ended December 31, 2011 on Wednesday, February 29, 2012 after market close. To coincide with such disclosure, Westport has scheduled a conference call for Wednesday, February 29, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until March 7, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American urban work vehicles such as buses and refuse trucks. Westport LD division is one of the global leaders for natural gas and LPG fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Forward looking Information Disclaimer
Note:  This document contains forward-looking statement.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which  includes statements regarding the expected future revenue of Westport, demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The projections and outlook for future revenues contained in this document were approved by management of Westport as of the date hereof and have been included to provide readers with an estimate of certain financial results that may be generated by Westport as it moves into a new phase of its business.  Readers are cautioned that such information may not be appropriate for other purposes.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

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